UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s June 2008 total passenger traffic increases 3.1%

• Domestic traffic grows 3.5%
• International traffic grows 1.2%

Monterrey, Mexico, July 8, 2008—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports increased 3.1% in June 2008, as compared to June 2007.

Domestic traffic in June 2008 increased 3.5% (+33,849 passengers), compared to the prior year period. The airports that reported the most significant growth in domestic passenger traffic were Acapulco, Tampico, Monterrey, and Zihuatanejo, as a result of an increase in frequencies and a higher occupation rate on some domestic flights, particularly those to and from Toluca and Mexico City. The airports in Durango, San Luis Potosí, Torreón, and Mazatlán registered decreases in domestic passenger traffic, in large measure as a result of reduced frequencies on some routes and the cancellation of other routes.

International traffic increased 1.2% (+2,073 passengers) in June 2008, as compared to June 2007. The airports in Durango, Tampico, Monterrey, San Luis Potosí, Chihuahua, Torreón, and Acapulco reported a growth in international passenger traffic, principally as a result of new international routes opened in recent months. The airports in Culiacán, Mazatlán, Zihuatanejo, and Zacatecas recorded decreases in international passenger traffic, as a result of a cancellation of routes by U.S. carriers and a reduction in frequencies on some scheduled international routes.

The continued increase in international oil prices has caused the cancellation of routes, reduction in flight frequencies, tariff adjustments, and other actions by the airlines, all of which affect passenger traffic growth.

By airport

Monterrey, OMA’s principal airport, served 586,584 passengers in June 2008, an increase of 6.4% (+35,505 passengers) compared to the same month of 2007. Domestic traffic at Monterrey airport increased 6.0%, principally as a result of an increase in frequencies and higher load factors on the routes to and from Mexico City and Toluca. International traffic increased 9.0% as a result of new routes opened in prior months.

Acapulco, OMA’s third largest airport, recorded growth of 19.3% in June 2008. Domestic traffic increased 23.1% as a result of an increase in passenger traffic to and from Toluca, Tijuana, and Monterrey. International traffic increased 2.7%, principally to and from the United States and Canada.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: July 9, 2008